Ceasing Control of Credit Suisse High Income Class A
As of October 31, 2010, American Enterprise Investment Svc ("Shareholder") owned 773,439.763 shares of the Fund, which represented 25.43 % of the outstanding shares. As of April 30, 2011, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.

Ceasing Control of Credit Suisse High Income Class A
As of October 31, 2010, Pershing LLC ("Shareholder") owned 815,417.635 shares of the Fund, which represented 26.81 % of the outstanding shares. As of April 30, 2011, Shareholder owned 3,651,684.6860 shares
(less then 25%) of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.